

August 10, 2020

EXECUTIVE SUMMARY

FORWARD LOOKING STATEMENTS AND ANTICIPATED RESULTS ARE NOT GUARANTEED

JJ Pfister Distilling Company is looking for a financial bridge in our craft spirit business.

We are looking to get our sales to 10,000 cases of product, we believe an achievable volume over the next two to three years. The 10,000 case threshold is significant in Craft Spirits and will lead to profitability.

The craft spirit space is booming mirroring the success of craft breweries. Currently craft spirits represent a $2.7B market in the US and are growing rapidly. It is expected craft spirits achieve $20B in 2023 mirroring the explosive growth of craft breweries.

The ten thousand case threshold puts us in a position to entertain an equity investment from a large spirit house. They want to prevent the loss of market share experienced by production beer houses by purchasing a majority or minority position in craft distilleries. We can also continue without a sale to a spirit house.

JJ Pfister Distilling Company is well positioned as we are the only premium craft spirit producer in the greater Sacramento area.

TOP LINE REVENUE

Month	Outside Alcohol	Tasting Room	Total Both
September 2018	0	2512	2512
October 2018	9480	3289	12,769
November 2018	0	2809	2809
December 2018	0	7228	7228
January 2019	0	1457	1457
February 2019	0	3912	3912
March 2019	11,950	2869	14,819

April 2019	0	2400	2400
May 2019	7842	3566	11,408
June 2019	3160	4126	7286
July 2019	3160	3741	6901
August 2019	12,846	6470	19,316
September 2019	17,069	4555	21,624
October 2019	20,752	3777	24,529
November 2019	14,300	5739	20,039
December 2019	9560	17158	26,718
January 2020	648	3068	3722
February 2020	9956	3931	13,896
March 2020	8903	2920	11,833
April 2020	20,280	442,339	465,619 add sanitizer
May 2020	22,354	257,072	279,426 add sanitizer
June 2020	38,859	42,075	80,934 add sanitizer
July 2020	9315	11854	24,621 add sanitizer

We are on a 200% growth rate in the first half of 2020 in the context of the COVID-19 epidemic.

We sold 960 cases in 2019. We sold 312 cases in 2018.

We have 500 points of sale. We had 35 points of sale in summer of 2018. We are on track to add 100 points of sale per quarter for 2020.

CORONAVIRUS ACTION PLAN

Our tasting room is closed but we can sell at curbside and we can deliver. We have the privilege with our Type 74 license to ship our products, a key advantage as we can sell direct to consumer.

We are making hand sanitizer using the WHO recipe and are producing now. The interest in this is gigantic and we are seeing an upsurge in brand awareness due to the community service.

Due to our ability to sell directly to the consumer and our enhanced brand awareness we had top line revenue of $38,859 for distributed spirit sales in June, 2020

THE ASK

We are looking for investors to raise $1.5M. Kevin and Gail Keck plan to add at least $400,000 per year to the enterprise. The investment will be an equity stake in the company of 1% per $100,000 invested. We are hopeful we will be break even at some point beginning 2023.

We are hopeful that within 4 years we expect to be approached by a major distilling company for purchase of a portion of our company. These large operations want to have a piece of the craft distilling business and we believe will not sit on the sidelines as was done in the craft beer story. If we do well a portion of the company we do not plan to give up control of the company, however there can be no guarantees.

We plan to add a kitchen to our operation to create a destination visitor center and an automatic bottling line. We plan to use the capital to bridge us to break even by early 2023 although there is not guarantee we will break even by the time or any time in the future.

We are using the crowd funding platform Wefunder to help with our raise

OUR STORY

JJ Pfister Distilling Company is a craft spirit manufacturing operation producing premium spirits that are organic and hand crafted. On the market now are London Dry Gin, Potato and Rye Vodka, Apple Brandy, Pear Eau de Vie, Navy Strength Rum, and a honey distilled spirit called Drakas.

Our products have been well received in the marketplace. Our gin has a 97 points rating, the vodka 95 points, and the Drakas a 96 from Tasting Panel the leading trade publication for spirits. Our spirits are award winning, medaling at spirits competitions with Golds at San Diego International Spirit Competition and Los Angeles International Spirit Competition. Our price points are at market with $30 gin, $25 vodka, $30 apple brandy, $30 Eau de Vie, $35 rum, and $30 Drakas which gives our products tremendous value.
We plan to bottle our whiskies in August 2020 and we expect great market uptake. Whiskies are extremely popular and ours will be premium quality. Whiskies sell at a substantially higher price point than clear spirits. We plan to have a bourbon and high rye whiskey.

We are distributed by Young's Market in California and Vin Sauvage in Nevada. We are in Raley's, Nugget Markets, Total Wines in Sacramento, BevMo in the greater Sacramento area, and many restaurants, bars, and liquor stores.

We have a three-person sales team full time adding points of sale and getting pull through.

Our marketing program includes Facebook and Instagram with constant feeds. We participate in community events over thirty times a year such as the very successful Farm to Fork 2018 in Sacramento, the local Heart Association charity event, Best of Sacramento, children's cancer and Children's Receiving Home charity events, and school fundraising auctions to name a few.

Our 2000 square ft. designer tasting room is the chosen venue for private events. We participate in events showcasing our products such as the Chamber of Commerce Annual Mixer with Elected Officials, Yelp Holiday Event, Rotary Club meetings, birthday parties, holiday parties, cocktail classes and fundraising events.

Our website www.jjpfister.com is very well received.

Our story has been published in the Sacramento Bee, Sacramento Magazine, Comstock, Inside Publications, the Sacramento Business Journal, the New York Times, and Tasting Panel. We have completed a prominent campaign in Sacramento Magazine the last half of 2019.

We have full time efforts managing these.

We have engaged a seasoned marketing person to optimize our marketing strategy. He managed the marketing for a craft brewing company in Los Angeles which led to strong financial success resulting in sale of the company.

Our billboards are presented at SMF baggage claim area and at a very large digital billboard at Cal Expo, a major traffic area.

CRAFT SPIRIT SPACE

The craft spirit space is booming. The is an outcome of the success of craft brewing. Craft spirit market share has increased by 45% from 2015 to 2017 and now is 3.2% of the total spirit space. Production of craft spirit volumes have more than doubled over the last 5 years. The number of craft distilleries has increased from just over 1000 in 2015 to 1835 in 2018. There however are only 156 craft distilleries in California.

There have been nine straight years of craft spirit market gains

Sixty per cent of wholesalers feel craft spirits will outperform the craft beer growth story going forward. Currently craft beer makes up 12.8% of the beer market and the expectation is craft spirits will gain a similar market share.

There is a market migration to premium craft spirits. Large spirit houses have dropped low end products. Young women are switching from beer to whiskey and red wine. There is a renewed interest in high end gin products overflowing to the United States from Europe. Production beer sales are down 9% while craft beer is holding steady. The Distilled Spirits Council notes that the "spirits sector is benefiting from millennials who demand diverse and authentic experience and desire innovative and higher end products.

JJ Pfister Distilling Company is the only distillery in the greater Sacramento Valley area that has capacity to produce for distribution. Our products are highly rated by all age groups as we see in tasting room visitors.

Production spirit houses are watching the growth of craft spirts and we believe will not wait on the sidelines as was done with craft breweries. The larger companies are investing in craft spirit operations including majority acquisitions, minority positions, and purchase.


Monthly retail sales of beer, wine, and liquor stores in the United States from January 2017 to July 2019 (in million U.S. dollars)*
Retail sales in million U.S. dollars
7 000
6 500
6 000
5 500
5 000
4 500
4 000
3 500
3 734
4 260
4 667
4 824
4 565
4 878
6 282
3 992
4 673
4 364
4 955
5 016
4 646
5 181
6 446
4 135
4 674
5 107
5 255
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Oct 2017
Nov 2017
Dec 2017
Jan 2018
Feb 2018
Mar 2018
Apr 2018
May 2018
Jun 2018
Jul 2018
Aug 2018
Sep 2018
Oct 2018
Nov 2018
Dec 2018
Jan 2019
Feb 2019
Mar 2019
Apr 2019
May 2019
Jun 2019
Jul 2019
Source
US Census Bureau
© Statista 2019
Additional Information:
United States; US Census Bureau; January 2017 to September 2019

THE JJ PFISTER DISTILLING COMPANY

Buyers of craft spirits want a unique product with a story. Our premium products are local to the Sacramento area and are made on premise only using organic ingredients. We proudly display USDA organic certification on each bottle.

We are sustainable. Our waste stillage goes to Silva Brothers dairy in Elk Grove to feed the cows

We are named after our family patriarch, JJ Pfister who emigrated to the United States from Switzerland in 1869 and created JJ Pfister Knitting Company in San Francisco. He had to completely rebuild his company after the devastation of the 1906 San Francisco earthquake. His great story is showcased with historical artifacts in our dedicated museum space in the tasting room. We point out we are a family business with many Pfister's involved including the builders of our distillery.

This story with multiple facets differentiates us in the marketplace.

TYPE 74 LICENSE

Our California liquor license is a Type 74. This allows us to call ourselves a craft distillery and to produce up to 150,000 gallons of product yearly. Importantly we are also allowed to have a tasting room where we can sell three bottles of product per visitor per day. This is a significant revenue driver and we have expanded sales to three days a week Friday, Saturday and Sunday.

We also have a brandy license that allows us to sell our brandy at the distillery with no limitation on the number of bottles purchased.

Our tasting room is interesting, inviting, and stylish and is the perfect venue for hosting events.

We plan to add food service in 2020 to our tasting room which and we will promote it as a destination visitor center. Our tasting room director has extensive experience in hospitality services

DISTILLED SPIRITS PLANT

Our distilled spirits plant is located at 9819 Business Park Drive, Sacramento, CA 95827

We have a 16,000 square foot tilt up space for our production and tasting room. The tasting room is 2000 square feet.

Our state-of-the-art stills are manufactured in Italy and include a continuous still, pot still and rectifying columns. We can make any spirit with these and they are designed to save labor cost by completing runs within an eight- hour day.

We have a 1500 gallon mash tun.

We currently have six 1500 gallon fermenters.

We have support equipment giving us hot water and steam, a glycol cooler, compressor, and reverse osmosis water system.

Our waste stillage storage tank is 7000 gallons.

THE BUSINESS

We have three distillers, one director of sales, two salespersons, a half time chief of operations, tasting room manager, and a half time general helper on the payroll. We have a president and financial officer who provide one and a half full time person support.

Two of our distillers are wine makers by training adding to the craft of distilling and differentiating us in the marketplace. Our gin is so outstanding because of this skill set. We also are able to create spirits both in small and large batches matching market demand.

Total expenses are at a run rate of $1,351,000/year.

Ingredient cost, barrels, and packaging were $202,000 in the last year

Marketing costs were $181,000.

We have product in bond with a value of $750,000.

We operate JJ Pfister Distilling Company LLC which is the production and sales company. JJ Pfister DSP owns the equipment and brand marks.

Going forward we plan to introduce our brown spirits in 2020 since the profit margin is so much higher than white spirits. We will make our gin and vodka from rye grain. We will of course maintain capacity for our launch product of potato vodka but plan to make this a specialty item in our tasting room.

KEY EXECUTIVES

Brian Keck is the Master Distiller. He graduated from UC Davis Viticulture and Enology program with a master's degree in 2016. Prior to that he earned a master's degree from UCLA in chemistry in 2013, and bachelor's degrees in chemistry and business from Santa Clara University in 2009. He has been working with fermented beverages for 10 years and is an accomplished chef. His interest in fine crafted fermented beverages is what created the business

Gail Keck is the financial and marketing executive. She has master's degree in public administration and managed major budgets for Sacramento County when she was Principal Analyst for the county Administration and Finance Agency.

Kevin Keck is the President. He has extensive experience in the C Suite for over 20 years. He has successfully managed an operational budget of $900M and led substantial business turn arounds. He has experience in managing large projects and in marketing. He has an engineering and medical background by training.